Exhibit 99.3

AMIRA PURE FOODS PRIVATE LIMITED

October 22, 2012

Mr. Ashish Poddar

Laxmi Atppartments

P.No. 24/3, Sector — 9

Rohini, Delhi - 85

LETTER OF APPOINTMENT

Dear Mr. Poddar,

This is with reference to your application for employment and subsequent interview you had with us. We are pleased to appoint you as Executive Director - Finance in our organization with effect from your date of joining of services i.e. 18th October, 2012 on the following terms and conditions:

1.                                      You will be based at our Corporate Office located at M/S Amira Pure Foods Private Limited, 54, Prakriti Marg, New Delhi. However, your services are liable to be deputed / transferred to any other unit or place, either in existence or to be set up / established / opened in future either in India or abroad in which Amira Pure Foods Private Limited or any of its subsidiary companies have an interest, subject to the provision that your remuneration and facilities will not be adversely affected

2.                                      You will be on probation for period of six months from the date of joining the services of the Company. This probation period may be extended or curtailed at the Management discretion. During period of probation, the Management shall have the right to terminate your services without any notice or without assigning any reason. Your services shall be deemed to have been confirmed on the completion of probationary period unless extended in writing by the Management.

3.                                      On confirmation, your services are terminable by either the Company or yourself after giving two months notice or payment of Salary in lieu thereof without assigning any reason on either side except on disciplinary grounds and physical or mental incapacity in which case no such notice or payment in lieu thereof shall be necessary.

4.                                      Your total cost to the company (CTC) will be Rs. 75,00,000/- (Rupees- Seventy Five Lacs Only) per annum, all inclusive. Details are attached as per Annexure. Taxes, if any, shall be borne by you.

5.                                      In respect of all other matters, including those not specifically covered by this letter, such as Provident Fund, Employee State Insurance (ESI), Gratuity, Leave Encashment facility etc. you will be covered by such rules as may be applicable to employee of your rank in the company from time to time.

6.                                      If you remain absent from duty without authorization and without getting your leave of absence sanctioned from the Competent Authority for more than seven consecutive calendar days, it will be presumed that you are no longer interested in working for the company and have abandoned services voluntarily thereby terminating your contract of employment.

7.                                      Your services are liable to be terminated without any notice or salary in lieu thereof for misconduct without being exhausted and without prejudice to the general meaning of the term “misconduct” in the case of reasonable suspicion of misconduct, disloyalty, and commission/omission of an act involving moral turpitude, any act of indiscipline or inefficiency. You will be covered by the Company standing orders, service rules and regulations including Amira Pure Foods Private Limited’s code of conduct, discipline and administrative orders and any such rules or orders of the company that may come in force from time to time. In case of any dispute arising in respect of the interpretation of the terms and conditions of your service in the company, the decision of the Management shall be final and binding on you.

8.                                      If there will be any change of your residential address, you will intimate in writing to the HR department within a week from change of the same, failing which any communication sent on your last recorded residential address shall be deemed to have been served on you.

9.                                      You will hand over your charge, letter of authority or power of attorney issued to you or any property/material of the company in your possession at the time of cessation of your employment with the company.

10.                               Your employment is subject to your having been found medically fit at the time of your appointment and your remaining medically fit thereafter. In this regard, the opinion of the company’s Medical officer shall be considered as final and binding.

11.                               Your date of birth as per records is 05th April 1978 and you shall retire on attaining the age of 58 years, unless extended in writing.

12.                               The company will expect you to work with a high standard of initiative, efficiency and economy. You will perform, observe and conform to such duties, directions and instructions assigned or communicated to you by the company and those in authority over you.

13.                               You will devote your entire time to the work of the company and will not undertake any direct/indirect business or work, honorary or remunerators: contravention of this, your services would be liable for termination with immediate effect, not withstanding any other terms and conditions mentioned in the appointment letter.

14.                               You shall neither divulge nor give out to any unauthorized person or persons during the period of your services or even afterwards by word of mouth or otherwise, particulars or details of AM1RA PURE FOODS PRIVATE LIMITED and it’s clients businesses and operating processes, technical know-how. administrative and/or organizational matters of a confidential/secret nature, which may be your privilege to know by virtue of your being our employee.

15.                               You shall use proprietary information, which may be your privilege to know by virtue of your employment with the company only for the business activities of the company

16.                               It is reiterated that you shall use the facilities and information strictly for the purpose of business activities of the company and for no other purpose whatsoever. It is made clear to you that any violation of the above shall result in your immediate dismissal from the services of the company without any notice or compensation in lieu of such notice and shall render you liable to legal action, civil and/or criminal, depending upon the nature of violation. All such disputes settlement shall be subject to the jurisdiction of Delhi court.

17.                               You shall work under the supervision of such officers as may be decided upon by the Management from time to time. You shall diligently and satisfactorily carry out instructions given to you by your superiors in connection with the work assigned to you to the best of your skill and ability.

18.                               The company shall verify the facts stated by you in all documents, which you submitted during the interview process. In case of a material error, suppression or if any of the facts stated by you in the resume / personal particulars is/are not found to be true, your services will be terminated immediately without any notice or any compensation in lieu of the notice period.

Please confirm that the above terms are acceptable to you and that you accept the appointment by signing a copy of this letter of appointment

For AMIRA PURE FOODS PRIVATE LIMITED

/s/ DK Rithaliya

D K RITHAL1YA
VICE PRESIDENT - HR

Accepted:
Name: Ashish Poddar	/s/ Ashish Poddar
Place & Date: Delhi 22/10/2012	Signature

COST TO COMPANY — BREAKUP

(ANNEXURE)

Name:	Mr. Ashish Poddar
Designation:	Executive Director - Finance
DOJ:	18th October 2012

Particulars	Monthly	Annually
(A) Salary
Basic	2,60,407	31,24,883
House Rent Allowance	1,30,204	15,62,442
Transportation	800	9,600
Child Allowance	200	2,400
Medical Allowance	1,250	15,000
Special Allowance	1,27,953	15,35,441
Total (A)	5,20,814	62,49,766
(B) Other Benefits
Gratuity	12,520	1,50,235
Performance Bonus	83,333	10,00,000
LTA	8,333	1,00,000
Total (B)	1,04,186	12,50,235

Grand Total (A+B)	6,25,000	75,00,000

All above mentioned Salary / Allowances shall be paid as per Company rules.

P.S. Please note that salary information of the company or any relevant salary details is confidential and must not be disclosed any other employee under any circumstances.

AMIRA PURE FOODS PRIVATE LIMITED.

/s/ DK Rithaliya

DK RITHALIYA
VICE PRESIDENT - HR